
Validate Your World

October 15, 2010

VIA FAX AND FEDERAL EXPRESS

Mr. Kevin Vaughn
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: **Vuance Ltd. (the "Company")**
                         Form 20-F for the year ended December 31, 2009
                         Filed July 23, 2010
                         File No. 1-33668

Dear Mr. Vaughn:

We write in response to your letter, dated September 17, 2010 (the "**Letter**") (a copy of which is annexed hereto for convenience) regarding the Company's Form 20-F for the year ended December 31, 2009 (the "**Form 20-F**"). We have reviewed your comments set forth in the Letter and respond to each in turn as set forth below.

1. Response to Comment No. 1.

    Mr. Mickey Ben Harush currently serves in the capacity of the Company's principal financial officer. Future filings by the Company will clearly indicate the identity of the principal financial officer of the Company, or person performing similar functions.

    On July 22, 2010, the filing date of the Company's Form 20-F, Mr. Eyal Tuchman, formerly the Company's Chief Executive Officer, served in the capacity of the Company's principal financial officer. Mr. Tuchman executed the certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002, annexed as Exhibit 12.2 to the Form 20-F (the "**Certification**"). Pursuant to the Certification, Mr. Tuchman attested that as of the filing date, he was responsible for establishing and maintaining disclosure controls and procedures, and internal control over financial reporting for the Company, and that he had evaluated the effectiveness of the Company's disclosure controls and procedures, and presented in the Form 20-F management's conclusions regarding the effectiveness of the disclosure controls and procedures for the period reported therein. Future filings by the Company will clarify the conclusions of the principal financial officer of the Company, or person performing similar functions.

2. Response to Comment No. 2.

The Company reported an allowance for doubtful accounts in the amount of $3,470,000 (the "**Allowance**") for the year ended December 31, 2009.

Approximately $1,200,000 of the Allowance is attributed to a debt owed to SuperCom Slovakia A.S. ("**SuperCom**"), the Company's sixty-six percent (66%) owned subsidiary. The debt arose out of that certain Agreement on Delivery of Technology, Cooperation and Services, between SuperCom and the Ministry of Interior of the Slovak Republic. The debt has been outstanding as of March 1999. SuperCom obtained an arbitral award to collect on the debt, and to date, the Company has sought to enforce the arbitral award. For a full description of this matter please reference Note 11:c.2 on page 140 of the Form 20-F.

Approximately $2,132,870 of the Allowance is attributed to a debt owed to the Company arising out of that certain Contract No. 10/82, between the Company and the Ministry of Internal Affairs of Ukraine. The debt has been outstanding as of September 2003. Currently, hearings are scheduled during the months of November, 2010 and January, 2011, in the Central District Court of Israel in connection with this dispute. For a full description of this matter please reference Note 11:c.1 on page 139 of the Form 20-F.

The allowance for doubtful accounts is determined with respect to specific amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers and the information available regarding such customers. After the Company has implemented its best efforts to collect the specific amounts the Company has determined to be doubtful of collection, including without limitation by exhausting available legal process, such specific amounts will be written-off.

3. Response to Comment No. 3.

The Company does not provide for warranty costs at the time that revenue is recognized because, based on historical experience, such warranty costs have not been material. Future filings by the Company will clarify that management's estimates of warranty costs are based primarily on historical experience and that such warranty costs are not material.

4. Response to Comment No. 4.

The Company will ensure that if revenues from customers attributed to an individual foreign country within the geographic market of Europe are material to the Company, then the Company will revise all future filings consistent with paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

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5. Response to Comment No. 5.

The Company will revise all future filings to disclose tangible long-lived assets by geographic area, consistent with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

6. Response to Comment No. 6.

The Company's Chief Executive Officer is the Company's principal executive officer. Future filings by the Company will clarify the same.

On July 22, 2010, the filing date of the Company's Form 20-F, Mr. Tuchman served in the capacity of the Company's principal financial officer. Mr. Tuchman executed the Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002, annexed as Exhibit 12.2 to the Form 20-F. Future filings by the Company will clarify the conclusions of the principal financial officer of the Company, or person performing similar functions.

We trust that you will find the foregoing responsive to your comments. We acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to contact me directly at (414) 301-9435, extension 1075.

Very truly yours,



Ron Peer, Chief Executive Officer
Vuance Ltd.

Enc.


PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Mr. Ron Pear

Organization: Vuance Ltd.

Telecopier Number: 972-9-8890820

Total Number of Pages, Including Cover Sheet: 4

Document: Comment letter on review of Form 20-F filed July 23, 2010

FROM: David Burton

Telephone Number: 202-551-3626

Fax Number: 703-813-6985

If you do not receive all pages, please telephone the above number for assistance.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Ron Peer
Chief Executive Officer
Vuance Ltd.
Sagid House "Ha Sharon Industrial Park"
P.O.B 5039
Qadima, Israel 60920

      Re: **Vuance Ltd.**
              Form 20-F for the year ended December 31, 2009
              Filed July 23, 2010
              File No. 1-33668

Dear Mr. Peer:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2009</u>

<u>Item 15. Controls and Procedures, page 104</u>

<u>Disclosure controls and procedures, page 104</u>

1.   We note your reference to "Chief Executive Officer" in the first paragraph concluding that your disclosure controls and procedures, as of December 31, 2009, were not effective. We note a similar reference in the first sentence of the second paragraph. Item 15 of Form 20-F requires you to disclose the conclusion of your principal executive officer and <u>principal financial officer</u> regarding the effectiveness of your disclosure controls and procedures. Please tell us who is serving in the capacity of principal financial officer and why such reference was not included in the disclosure. Revise future filings as appropriate.

Note 2. Significant Accounting Policies, page 121

(g). Allowance for Doubtful Accounts, page 123

2.   We note that your allowance for doubtful accounts represents approximately 80% of your gross accounts receivable as of December 31, 2009. Please explain to us the circumstances that have resulted in your allowance for doubtful accounts being so high in relation to your total accounts receivable. Describe the age of the receivables to which the allowance for doubtful accounts relates. Finally, explain the procedures you perform to monitor the allowance for doubtful accounts and to write-off uncollectible receivables.

(o). Revenue Recognition, page 125

3.   We note your disclosure on page 126 regarding warranty costs. Please explain to us how your policy of not recording warranty costs at the time of sale of products complies with U.S. GAAP. In this regard, if true, you could revise future filings to state that management's estimates of warranty costs are based primarily on historical experience and that such costs are not material.

Note 16. Segments, Major Customers and Geographic Information, page F-155

4.   We note your disclosure of revenues by geographic segment. If revenues from customers attributed to an individual foreign country within the Europe geographic market are material, please revise future filings to disclose those revenues separately. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

5.   We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose tangible long-lived assets by geographic area. Refer to the guidance in paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Exhibits 12.1 and 12.2

6.   Rule 13a-14(a) requires you to provide a signed certification from each of your principal executive officer and your principal financial officer, or persons performing similar functions. It is not clear to us whether you have complied with this guidance. Specifically, we note that Exhibit 12.1 is signed by your "chief executive officer." Also, it is not clear to us if you have provided a signed certification from your principal financial officer. Please address the following:

- Please tell us and revise future filings as appropriate to clarify, if true, that your chief executive officer is your principal executive officer.

- Please tell us the individual who is your principal financial officer. Explain to us how the certificaions provided in the Form 20-F comply with the requirement that you provide a signed certification from your principal financial officer or person performing similar functions. Revise future filings as appropriate to clearly identify the individual signing as your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551 -3671.

Sincerely,

Staff signature redacted.

Kevin L. Vaughn
Accounting Branch Chief